RESVERLOGIX

www.resverlogix.com

07023916

RECEIVED

2007 MAY 31 A 9:52

Via Courier

Suite 202
279 Midpark Way SE
Calgary AB T2X 1M2
P 403.254.9252
F 403.256.8495
info@resverlogix.com

May 17, 2007

Securities and Exchange Commission
Division of Corporate Finance – International Corporate Finance
100 F Street, NE
Washington, DC 20549

SUPPL

RE: RESVERLOGIX CORP. FILE #35003

Dear Sir or Madame:

In connection with the Commission's granting to Resverlogix Corp. (the "Company") the exemption provided by Rule 12g3-2(b) under the Securities Exchange Act, enclosed please find materials filed by the Company in Canada for the period between May 1, 2007 through May 16, 2007.

Should you have any questions or comments, please do not hesitate to contact the writer.

Respectfully yours,

RESVERLOGIX CORP.

for: Kelly McNeill
Chief Financial Officer

PROCESSED
JUN 04 2007
THOMSON
FINANCIAL

Enclosures

dw 6/1

www.resverlogix.com

35003

RESVERLOGIX

Suite 202
279 Midpark Way SE
Calgary AB T2X 1M2
P 403.254.9252
F 403.256.8495
info@resverlogix.com

For Immediate Release TSX Exchange Symbol: **RVX**

Resverlogix Announces Research Advances in Ophthalmology

Research presented at 2007 Annual Meeting of the Association for Research in Vision and Ophthalmology

Calgary, AB May 9, 2007 – Resverlogix Corp. ("Resverlogix") (TSX:RVX) is pleased to announce today that the research it sponsors in the laboratory of Dr. M. Francesca Cordeiro, Reader at UCL Institute of Ophthalmology (IoO), University College London and Hon. Consultant Ophthalmologist Western Eye Hospital, London, was presented in a poster during the 2007 Annual Meeting for the Association for Research Vision and Ophthalmology. One of the most interesting findings of this research is that it has demonstrated a successful method and route of delivery for a potential therapeutic to select cells in the back of the eye. These findings will be used for testing and development of Resverlogix's TGF-Beta Shield™ technology.

Resverlogix, through its sponsored research agreement is focused on the development of a therapeutic approach to modulate the deleterious effects of Transforming Growth Factor-Beta (TGF-Beta) in glaucomatous eyes, as well as in other fibrotic and ophthalmic conditions. The results of this research by Dr. Cordeiro et al have revealed a very precise dose and route of administration for testing the TGF-Beta Shield product.

Donald McCaffrey, President & CEO of Resverlogix, stated, "A key challenge for any therapy that targets the back of the eye is finding a successful delivery method. This finding is one of many important steps to advancing our research towards the successful development of a novel therapeutic to treat fibrotic diseases. Worldwide, Glaucoma is the leading cause of blindness and thus an important area of research for Resverlogix. We are hopeful that this may represent a brand new approach in the treatment of Glaucoma and related diseases."

The Institute of Ophthalmology together with Moorfields Eye Hospital forms one of the largest single sites for eye care and research in the world. Dr. Cordeiro's group at the IoO has an international reputation in the field of Glaucoma research, and has been awarded the 2005 Lewis Rudin Prize for the best research paper published worldwide in 2004.The collective knowledge, know-how and expertise at the IoO will aid in the development of the TGF-Beta Shield program.

As of 2003, glaucoma affected 3 million people in the U.S. with 2% being over the age of 40, and 6% over the age of 65. Globally, glaucoma affects 67 million people, 10% of which suffer from bilateral blindness. Glaucoma is characterized by increased intraocular pressure (IOP), progressive optic nerve damage and visual field loss leading to blindness. Recent findings have demonstrated a role for TGF- Beta in the progression of this devastating disease.

About Resverlogix Corp.
Resverlogix Corp. is a leading biotechnology company in the development of novel therapies for important global medical markets with significant unmet medical needs. The Company's primary focus is to conduct leading research, development and commercialization of novel therapeutics that enhance ApoA-I to address atherosclerosis, the main underlying cause of cardiovascular disease (CVD), The Company's secondary focus is TGF-Beta Shield™, a program that aims to address the unmet medical needs of burgeoning grievous diseases, such as cancer and fibrosis. Resverlogix Corp. trades on the Toronto Stock Exchange (TSX:RVX). For further information, please visit our web site at www.resverlogix.com.

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of Resverlogix Corp. with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly. The TSX Exchange does not accept responsibility for the adequacy or accuracy of this news release.

For further information please contact:

Theresa Kennedy
VP, Corporate Communications
Resverlogix Corp.
Phone: 604-538-7072
Fax: 403-256-8495
Email: Theresa@resverlogix.com

Kenneth Lebioda
SVP, Business & Market Development
Resverlogix Corp.
Phone: 403-254-9252
Fax: 403-256-8495
Email: Ken@resverlogix.com

Website: www.resverlogix.com

35003

Form 51-102F3
Material Change Report

1. Name and Address of Company

Resverlogix Corp.
202, 279 Midpark Way SE
Calgary, AB T2X 1M2

2. Date of Material Change

May 14, 2007

3. News Release

May 14, 2007 via CCN Matthews.

4. Summary of Material Change

Resverlogix Corp. ("Resverlogix" or the "Company"), announced that the Board of Directors has appointed Roger Newton, PhD, to the Board effective July 10, 2007.

5. Full Description of Material Change

Resverlogix Corp. ("Resverlogix" or the "Company"), announced that the Board of Directors has appointed Roger Newton, PhD, to the Board effective July 10, 2007.

Dr. Newton has worked 25 years in the pharmaceutical and life sciences industries. He is currently Senior Vice President of Pfizer Global Research and Development and Director, Esperion Therapeutics, a Pfizer Inc. Company. He was formerly Co-Founder, President and CEO of Esperion Therapeutics, Inc. (NASDAQ:ESPR), a biopharmaceutical company founded in July 1998 and located in Ann Arbor, MI. Esperion is dedicated to the discovery and development of pharmaceutical products for the treatment of cardiovascular diseases through the use of a new treatment approach called "HDL Therapy". Esperion was acquired by Pfizer in February 2004 for $1.3 billion. Prior to co-founding Esperion, Dr. Newton was with Warner-Lambert/Parke-Davis (now Pfizer) from 1981-1998. As a Distinguished Scientist and Chairman of the Atherosclerosis Drug Discovery Team, he co-discovered and was the product champion of what is now the most prescribed cholesterol reducing drug in the world, atorvastatin (Lipitor®). Dr. Newton's research interests for the past thirty years have focused on the nutritional and pharmacological regulation of cholesterol and lipoprotein metabolism as they relate to atherosclerosis and vascular diseases. Dr. Newton is also an Adjunct Associate Professor in the Department of Pharmacology at the University of Michigan Medical School. He has co-authored nearly one hundred peer-reviewed articles and chapters during his research career. Dr. Newton completed a postdoctoral fellowship in the NIH sponsored Specialized Center of Research in Atherosclerosis at the University of California, San Diego. He has a Ph.D. in nutrition from the University of California Davis, a Masters of Science degree in nutritional biochemistry from the University of Connecticut and a Bachelor of Science in biology from Lafayette College.

6. Reliance of subsection 7.1(2) or (3) of National Instrument 51-102

N/A

7. Omitted Information

N/A

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8. Executive Officer

Donald J. McCaffrey, President and CEO
Telephone: 403-254-9252

9. Date of Report

May 15, 2007

RESVERLOGIX

www.resverlogix.com

35003

Suite 202
279 Midpark Way SE
Calgary AB T2X 1M2
P 403.254.9252
F 403.256.8495
info@resverlogix.com

For Immediate Release TSX Exchange Symbol: **RVX**

Dr. Roger Newton, Co-discoverer of Lipitor®, Joins Resverlogix Board of Directors

Calgary, AB May 14, 2007 – Resverlogix Corp. ("Resverlogix") (TSX:RVX) is pleased to announce today that the Board of Directors has appointed Roger Newton, PhD, to the Board effective July 10, 2007.

"I am very pleased to be joining the Board of Directors of Resverlogix. It is a very exciting time for the NexVas™ Plaque Regression technology", stated Dr. Newton. "We know that raising ApoA-I and functional HDL can regress atherosclerosis and this technology has the potential to be first in a new class of drugs for the treatment of cardiovascular disease due to atherosclerosis."

Dr. Newton has worked 25 years in the pharmaceutical and life sciences industries. He is currently Senior Vice President of Pfizer Global Research and Development and Director, Esperion Therapeutics, a Pfizer Inc. Company. He was formerly Co-Founder, President and CEO of Esperion Therapeutics, Inc. (NASDAQ:ESPR), a biopharmaceutical company founded in July 1998 and located in Ann Arbor, MI. Esperion is dedicated to the discovery and development of pharmaceutical products for the treatment of cardiovascular diseases through the use of a new treatment approach called "HDL Therapy". Esperion was acquired by Pfizer in February 2004 for $1.3 billion. Prior to co-founding Esperion, Dr. Newton was with Warner-Lambert/Parke-Davis (now Pfizer) from 1981-1998. As a Distinguished Scientist and Chairman of the Atherosclerosis Drug Discovery Team, he co-discovered and was the product champion of what is now the most prescribed cholesterol reducing drug in the world, atorvastatin (Lipitor®). Dr. Newton's research interests for the past thirty years have focused on the nutritional and pharmacological regulation of cholesterol and lipoprotein metabolism as they relate to atherosclerosis and vascular diseases. Dr. Newton is also an Adjunct Associate Professor in the Department of Pharmacology at the University of Michigan Medical School. He has co-authored nearly one hundred peer-reviewed articles and chapters during his research career. Dr. Newton completed a postdoctoral fellowship in the NIH sponsored Specialized Center of Research in Atherosclerosis at the University of California, San Diego. He has a Ph.D. in nutrition from the University of California Davis, a Masters of Science degree in nutritional biochemistry from the University of Connecticut and a Bachelor of Science in biology from Lafayette College.

"Dr. Newton's addition to the Board brings a great deal of experience and credibility to our existing corporate structure. He has an immense amount of respect from both the international pharmaceutical and biotechnology communities. His exceptional track record will clearly add a very positive level of proven expertise in drug development, corporate finance and operational management to the Resverlogix Board," said Donald McCaffrey, President and CEO of Resverlogix. "We are honored that he has chosen to join our team and we look forward to utilizing his substantial industry experience as we move forward in both our clinical trials for RVX-208 and our ongoing strategic analysis with UBS Securities."

About Resverlogix Corp.

Resverlogix Corp. is a leading biotechnology company in the development of novel therapies for important global medical markets with significant unmet medical needs. The Company's primary focus is to conduct leading research, development and commercialization of novel therapeutics that enhance ApoA-I to address atherosclerosis, the main underlying cause of cardiovascular disease (CVD), The Company's secondary focus is TGF-Beta Shield™, a program that aims to address the

35003

unmet medical needs of burgeoning grievous diseases, such as cancer and fibrosis. Resverlogix Corp. trades on the Toronto Stock Exchange (TSX:RVX). For further information, please visit our web site at www.resverlogix.com.

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of Resverlogix Corp. with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly. The TSX Exchange does not accept responsibility for the adequacy or accuracy of this news release.

For further information please contact:

Theresa Kennedy
VP, Corporate Communications
Resverlogix Corp.
Phone: 604-538-7072
Fax: 403-256-8495
Email: Theresa@resverlogix.com

Kenneth Lebioda
SVP, Business & Market Development
Resverlogix Corp.
Phone: 403-254-9252
Fax: 403-256-8495
Email: Ken@resverlogix.com

Website: www.resverlogix.com

END